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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Information furnished as at March 26, 1999







                        Intertek Testing Services Limited






                                  (REGISTRANT)


                                  25 Savile Row
                                 London, W1X 1AA
                                     England
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


                      Form 20-F /X/                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                          Yes                     No /X/

                SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

  Press release dated March 26, regarding Equity Offer and Banking Arrangements



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                                  PRESS RELEASE

                      EQUITY OFFER AND BANKING ARRANGEMENTS


On March 5, 1999, an Extraordinary General Meeting of Intertek Testing Services
(ITS) resolved to increase the Company's authorised share capital and to authorise the Directors to allot shares.

On March 23rd 1999, ITS commenced an equity offer to its existing shareholders and warrant holders to raise (pound)20 million. Charterhouse General Partners Limited, a principal shareholder, has undertaken to subscribe for any shares not taken up by other shareholders and warrantholders. The proceeds of this offering will be used to fund both acquisitions and working capital requirements. In conjunction with the equity offer and conditional upon it, changes have been agreed with the lending banks to the Senior Facilities Agreement.

Management expects the equity to be available to ITS and the new banking arrangements to be effective, before the end of April, 1999.


26 March 1999



Contacts:

Richard Nelson                                    Bill Spencer
Chairman & CEO                                    Finance Director
Tel: +44 171 396 3400                             Tel:  +44 171 396 3400



  THIS DOCUMENT IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OF
   AMERICA. THE SECURITIES TO BE ISSUED PURSUANT TO THE EQUITY OFFER HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF
    1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD OR DELIVERED, DIRECTLY OR
      INDIRECTLY, IN THE UNITED STATES OF AMERICA ABSENT REGISTRATION OR AN
                          EXEMPTION FROM REGISTRATION.

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


INTERTEK TESTING SERVICES LIMITED
(Registrant)


By:
    --------------------------
    Name:      William Spencer
    Title:     Director
    Date:      March 26, 1999



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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


INTERTEK TESTING SERVICES LIMITED
(Registrant)


By: /s/  WILLIAM SPENCER
    --------------------
    Name:      William Spencer
    Title:     Director
    Date:      March 26, 1999